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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 1)1/

                              PILLOWTEX CORPORATION
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                   0007215011
                                   ----------
                                 (CUSIP Number)

               ROBERT G. ROBISON, ESQ. MORGAN, LEWIS & BOCKIUS LLP
                    101 PARK AVENUE, NEW YORK, NEW YORK 10178
                                 (212) 309-6126
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                DECEMBER 29, 2000
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     (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

1/ The remainder of this cover page shall be filled out for a reporting person"s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                               PAGE 2 OF 9 PAGES

                                  SCHEDULE 13D


CUSIP No. 0007215011

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             APOLLO INVESTMENT FUND III, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /x/  (b) / /

--------------------------------------------------------------------------------
3     SEC USE ONLY
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4     SOURCE OF FUNDS*
             NOT APPLICABLE
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or (e)  / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF              7   SOLE VOTING POWER
     SHARES                       0
  BENEFICIALLY             -----------------------------------------------------
    OWNED BY               8   SHARED VOTING POWER
      EACH                        0
    REPORTING              -----------------------------------------------------
   PERSON WITH             9   SOLE DISPOSITIVE POWER
                                  0
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                  0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       0
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0%                                                 / /
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       PN
--------------------------------------------------------------------------------


*SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               PAGE 3 OF 9 PAGES

                                  SCHEDULE 13D


CUSIP No. 0007215011

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             APOLLO OVERSEAS PARTNERS III, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /x/  (b) / /

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
              NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or (e) / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF              7   SOLE VOTING POWER
     SHARES                       0
   BENEFICIALLY            -----------------------------------------------------
    OWNED BY               8   SHARED VOTING POWER
      EACH                        0
    REPORTING              -----------------------------------------------------
   PERSON WITH             9   SOLE DISPOSITIVE POWER
                                  0
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                  0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       PN
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*SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               PAGE 4 OF 9 PAGES

                                  SCHEDULE 13D


CUSIP No. 0007215011

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             APOLLO (U.K.) PARTNERS III, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /x/  (b) / /

--------------------------------------------------------------------------------
3     SEC USE ONLY
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4    SOURCE OF FUNDS*
                 NOT APPLICABLE
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or (e)  / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                 UNITED KINGDOM
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                           7   SOLE VOTING POWER
  NUMBER OF                       0
   SHARES                  -----------------------------------------------------
 BENEFICIALLY              8   SHARED VOTING POWER
   OWNED BY                       0
     EACH                  -----------------------------------------------------
  REPORTING                9   SOLE DISPOSITIVE POWER
 PERSON WITH                      0
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                  0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       0
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0%
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14  TYPE OF REPORTING PERSON*
                       PN
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*     SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                  SCHEDULE 13D


CUSIP No. 0007215011

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             APOLLO ADVISORS II, L.P.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /x/  (b) / /

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             NOT APPLICABLE
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or (e) / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
  NUMBER OF                       0
   SHARES                  -----------------------------------------------------
 BENEFICIALLY              8  SHARED VOTING POWER
   OWNED BY                       0
     EACH                  -----------------------------------------------------
  REPORTING                9  SOLE DISPOSITIVE POWER
 PERSON WITH                      0
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                                  0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0%
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14  TYPE OF REPORTING PERSON*
                       PN
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*     SEE INSTRUCTIONS BEFORE FILLING OUT!
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                  This Amendment No. 1 (this "Amendment No. 1") relates to the
Statement on Schedule 13D filed on January 21, 1998 (the "Schedule 13D") with the Securities and Exchange Commission on behalf of the following persons (collectively, the "Reporting Persons"): (1) Apollo Investment Fund III, L.P., a Delaware limited partnership ("Fund III"), (2) Apollo Overseas Partners III, L.P., a Delaware limited partnership ("Overseas Partners"), (3) Apollo (U.K.) Partners III, L.P., a limited partnership organized under the laws of the United Kingdom ("UK Partners" and, together with Fund III and Overseas Partners, the "Apollo Purchasers") and (4) Apollo Advisors II, L.P., a Delaware limited partnership, which relates to the Common Stock, $.01 par value per share ("Common Stock"), of Pillowtex Corporation, a Texas corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D. Items 5 and 7 of the
Schedule 13D are hereby amended and supplemented as follows:


Item 5.  Interest in Securities of the Issuer.

                  (a) As a result of the sale described in Item 5(c), the Reporting Persons no longer beneficially own any of the Series A Redeemable Convertible Preferred Stock, $.01 par value per share of the Issuer (the "Preferred Shares").

                  (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages and such information is incorporated herein by reference.

                  (c) On December 29, 2000, the Reporting Persons sold, for nominal consideration, all 81,441 Preferred Shares in a privately negotiated transaction pursuant to a Transfer Agreement attached hereto as Exhibit A.

                  (d)      Not applicable.

                  (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer on December 29, 2000.


Item 7.  Material to be Filed as Exhibits

         Exhibit A: Transfer Agreement dated as of December 26, 2000 between the
                    Transferors named therein and Ravich Revocable Trust of
                    1989.
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                                    SIGNATURE


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of the 29th day of December, 2000.


                        APOLLO INVESTMENT FUND III, L.P.

                        By:      Apollo Advisors II, L.P.,
                                 its Managing General Partner

                                 By:      Apollo Capital Management II, Inc.,
                                          its General Partner

                                 By:         /s/   Michael D. Weiner
                                          --------------------------------------
                                          Name:    Michael D. Weiner
                                          Title:   Vice President


                        APOLLO OVERSEAS PARTNERS III, L.P.

                        By:      Apollo Advisors II, L.P.,
                                 its Managing General Partner

                                 By:      Apollo Capital Management II, Inc.,
                                          its General Partner

                                 By:         /s/   Michael D. Weiner
                                          --------------------------------------
                                          Name:    Michael D. Weiner
                                          Title:   Vice President
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                                                              PAGE 8 OF 9 PAGES



                        APOLLO (U.K.) PARTNERS III, L.P.

                        By:      Apollo Advisors II, L.P.,
                                 its Managing General Partner

                                 By:      Apollo Capital Management II, Inc.,
                                          its General Partner

                                 By:         /s/   Michael D. Weiner
                                          --------------------------------------
                                          Name:    Michael D. Weiner
                                          Title:   Vice President


                        APOLLO ADVISORS II, L.P.

                                 By:      Apollo Capital Management II, Inc.,
                                          its General Partner

                                 By:         /s/   Michael D. Weiner
                                          --------------------------------------
                                          Name:    Michael D. Weiner
                                          Title:   Vice President


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                               INDEX TO EXHIBITS

Exhibit
Number                   Description
-------                  -----------
Exhibit A:               Transfer Agreement dated as of December 26, 2000
                         between the Transferors named therein and Ravich
                         Revocable Trust of 1989.